Exhibit 23.1

We consent to the incorporation by reference in Registration Statement Nos. 333-125770, 333-106246, 333-68134 and 333-65556 on Form S-8 of our reports dated February 27, 2009 (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s change in its method of accounting for uncertainty in income taxes as of January 1, 2007 and the Company’s change in its method of accounting for certain fair value measurements as of January 1, 2008), relating to the consolidated financial statements and financial statement schedule of Alliance Data Systems Corporation, and the effectiveness of Alliance Data Systems Corporation’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Alliance Data Systems Corporation for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2009